SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                         Paradigm Geophysical Ltd.
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                              (Name of Issuer)

                     Ordinary Shares, NIS 0.5 par value
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                       (Title of Class of Securities)

                                 69900J104
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              August 18, 1999
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  69900J104

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Shamrock Holdings, Inc.-75-1984190

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,649,943 Ordinary Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,649,943 Ordinary Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,649,943 Ordinary Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Not Applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.7%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

                             SCHEDULE 13D

CUSIP No.  69900J104

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Shamrock Holdings of California, Inc.-95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          California

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                772,750 Ordinary Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              772,750 Ordinary Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          772,750 Ordinary Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Row (11) does not include 877,193 Ordinary Shares held directly by Shamrock Holdings, Inc. Beneficial ownership of those shares is disclaimed by the Reporting Person.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

INTRODUCTION

          This statement amends a Schedule 13D filed on May 25, 1999 (the "Schedule 13D") by (1) Shamrock Holdings, Inc., a Delaware corporation ("SHI"), and (2) Shamrock Holdings of California, Inc., a California corporation ("SHOC"), with respect to Ordinary Shares, par value NIS 0.5 per share (the "Ordinary Shares"), of Paradigm Geophysical Ltd., an Israeli corporation (the "Company").


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended to add the following:

          On August 18, 1999, SHOC purchased 539,000 Ordinary Shares of the Company; the total amount of the funds used by SHOC to purchase such shares was $3,099,253 (including brokers' commissions). All of such funds were derived from margin borrowings from SHOC's trading account at Solomon Smith Barney Inc. None of the Subsequent Shares were pledged as security for the margin borrowings.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Items 5(a) and (b) of the Schedule 13D are hereby amended to read in full as follows:

          As of the date hereof, SHI directly holds 877,193 Ordinary Shares, constituting approximately 6.7% of the issued and outstanding Ordinary Shares.

          SHOC directly holds 772,750 Ordinary Shares, constituting approximately 5.9% of the issued and outstanding Ordinary Shares. Because SHI is a controlling person of SHOC, SHI and SHOC may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act with respect to the Ordinary Shares each owns. In that event, SHI would be deemed to beneficially own 1,649,943 Ordinary Shares, representing approximately 12.7% of the issued and outstanding Ordinary Shares. SHOC disclaims beneficial ownership of the Ordinary Shares held by SHI.

          Accordingly, SHI beneficially owns 877,193 Ordinary Shares, representing approximately 6.7% of the issued and outstanding Ordinary Shares, over which it possesses sole voting and dispositive power.

          In addition, Stanley P. Gold, an executive officer and director of SHI and SHOC, and Robert G. Moskowitz, an executive officer of SHI and SHOC, individually own 27,000 and 13,750 Ordinary Shares, respectively. Mr. Gold and Mr. Moskowitz each posses sole voting and dispositive power over those shares owned by them, which separately represent less than .5% of the outstanding Ordinary Shares. SHI and SHOC each disclaim beneficial ownership of those shares.

          Finally, each of the controlling persons of SHI and SHOC may be deemed to beneficially own the Ordinary Shares held by SHI, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

          The percentages set forth in the response to Items 5(a) and 5(b) assume that 13,026,336 Ordinary Shares were outstanding on May 17, 1999 as represented by the Company on such date.

          Item 5(c) of the Schedule 13D is hereby amended to add the following:

          All transactions in shares of the Company's Ordinary Shares effected by the Reporting Persons during the 60 days preceding and including August 18, 1999 are set forth below, all of which were acquired in the open market on The Nasdaq Stock Market through normal brokerage transactions:

Trade Date             No. of Shares                  Price Per Share*
----------             -------------                  ---------------
8/18/99                    464,000                           5.75
8/18/99                     75,000                           5.75

*   Includes brokers' commissions.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   August 19, 1999

                                      SHAMROCK HOLDINGS, INC.


                                      By: /s/ Stanley P. Gold
                                         ----------------------------------
                                          Stanley P. Gold
                                          President



                                      SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                      By: /s/ Stanley P. Gold
                                         ----------------------------------
                                          Stanley P. Gold
                                          President